Exhibit 99.1

Neptune Wellness Solutions, Inc. Ranked in Toronto Stock Exchange's 30 Top-Performing Stocks, Named Canada's Top Growing CPG Company

LAVAL, QC, Sept. 15, 2020 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable, and purpose-driven lifestyle brands, is pleased to announce that the Company has been listed #11 in the TSX30 program and named as one of Canada's top growing companies.

The Toronto Stock Exchange (TSX) ranked Neptune amongst the thirty top-performing TSX stocks over a three-year period based on dividend-adjusted share price appreciation, through inclusion in the TSX30 program. In addition, Neptune has been included in the Report on Business list of Canada's Top Growing Companies for its three-year cumulative revenue growth.

"Since Neptune first publicly listed its shares in 2011, the Toronto Stock Exchange has been an outstanding platform for North American investors to participate in the growth of our Company—especially in the past twelve months as we have transformed our business from primarily business-to-business and have extended our reach to business-to-consumer and direct-to-consumer," said Michael Cammarata, Chief Executive Officer and President of Neptune.

"The TSX provides us with increased exposure to the North American investment community on both the buy-side and sell-side, along with access to data that gives us the ability to understand our trading activity and how to better communicate with investors.

"This is a significant development and honour for Neptune. It reflects the strong performance of Neptune's business and our recent transformation as well as positive investor response and buy-in of our strategic vision to build a broad portfolio of natural, plant-based, and sustainable brands and consumer packaged products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care.

"It's particularly noteworthy that Neptune is honoured during the challenging COVID-19 pandemic," Mr. Cammarata added.

"I'm incredibly proud of how the entire Neptune team has persevered through these challenging times. The first quarter of fiscal 2021 marked a turning point for Neptune. We quadrupled first-quarter revenue to more than $21.3 million and generated gross profit margin improvements, which reflects increasing volumes and efficiencies. We attribute these milestones to our team's hard work and dedication to our mission of redefining health and wellness. They remained agile and responsive to changing market conditions amid the COVID-19 pandemic as we sped up new product initiatives and executed against the strategy of a fully integrated health and wellness business.

"We are building our brands and innovations, moving closer to the consumer, and offering exceptional service to our B2B customers. We now move forward with a focus on consumer product goods, a direct-to-consumer business model, and a goal to enhance our own intellectual property."

Both the TSX30 and Canada's Top Growing Companies programs launched in 2019. The TSX30 program includes companies from a wide range of sectors and serves to highlight the power and diversity of investment opportunities in Canada's world-class marketplace. The Report on Business Top Growing Companies award aims to celebrate entrepreneurial achievement by identifying and amplifying the success of growth-minded, independent businesses in Canada.

The full list of 2020 winners for both the TSX30 and Canada's Top Growing Companies is published TK and online at tsx.com/tsx30 and tgam.ca/TopGrowing, respectively.

To learn more about Neptune Wellness Solutions, Inc. visit https://neptunecorp.com/.

About Neptune Wellness Solutions, Inc.:

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high-quality and affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable, and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals, and white label consumer packaged goods. The Company has a strong position in cannabis and hemp research, development, and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000-square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

Forward Looking Statements:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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CO: Neptune Wellness Solutions Inc.

CNW 10:48e 15-SEP-20